Exhibit (d)(3)

SECOND AMENDED AND RESTATED FEE WAIVER AND

EXPENSE REIMBURSEMENT RECOUPMENT AGREEMENT

THIS SECOND AMENDED AND RESTATED AGREEMENT (“Agreement”), effective as of this 27 day of March, 2018, is by and between TD Asset Management USA Funds Inc., a Maryland corporation (the “Company”), and TDAM USA Inc., a Delaware corporation (the “Investment Manager”).

WHEREAS, the Company is an open-end management investment company, registered under the Investment Company Act of 1940, as amended (the “1940 Act”), currently consisting of multiple separate series; and

WHEREAS, pursuant to the Amended and Restated Investment Management Agreement between the Company, on behalf of certain series, and the Investment Manager, dated April 4, 2012 (the “Investment Management Agreement”), the Investment Manager renders investment advisory services to each series for compensation based on the value of the average daily net assets of such series;

WHEREAS, TDAM Institutional U.S. Government Fund, a series of the Company, currently issues its shares in three classes: Institutional Class, Institutional Service Class and Commercial Class; and TDAM Institutional Treasury Obligations Money Market Fund, a series of the Company, currently issues its shares in two classes: Institutional Service Class and Commercial Class (each such series, a “Fund” and each such class, a “Class”);

WHEREAS, the parties hereto were parties to an Amended and Restated Fee Waiver and Expense Reimbursement Recoupment Agreement dated as of March 8, 2013 relating to the recoupment of fees waived and expenses reimbursed by the Investment Manager with respect to certain Funds and Classes of the Company;

WHEREAS, the parties wish to enter into this second amended and restated Agreement to provide for the recoupment of fees previously waived and expenses previously reimbursed by the Investment Manager with respect to the Funds and Classes;

WHEREAS, the Investment Manager had voluntarily agreed to waive all or a portion of its fee payable under the Investment Management Agreement and/or to pay or reimburse each Fund or Class, as the case may be, for all or a portion of such Fund’s or Class’ expenses not otherwise required to be borne or reimbursed by the Investment Manager (in each case, a “Voluntary Waiver” and collectively, the “Voluntary Waivers”), so that the annualized ratio of (i) total operating expenses for the Institutional Class of TDAM Institutional U.S. Government Fund do not exceed 0.20% of the average daily net assets of such Class; (ii) total operating expenses for the Institutional Service Class of each of TDAM Institutional U.S. Government Fund and TDAM Institutional Treasury Obligations Money Market Fund do not exceed 0.45% of the average daily net assets of such Class; (iii) total operating expenses for the Commercial Class of TDAM Institutional U.S. Government Fund do not exceed 0.85% of the average daily net assets of such Class; and (iv) total operating expenses for the Commercial Class of TDAM Institutional Treasury Obligations Money Market Fund do not exceed 0.95% of the average daily net assets of such Class (each, an “Expense Cap”), such Voluntary Waivers having been subject to cancellation or modification by the Investment Manager at any time;

WHEREAS, the Investment Manager cancelled such Voluntary Waivers effective March 1, 2018; and

WHEREAS, the Investment Manager seeks to be reimbursed for amounts it waived or paid under the Voluntary Waivers, subject to the limitations set out herein.

NOW, THEREFORE, the parties hereto agree as follows:

1.       With respect to each Fund and Class, any amount waived or paid by the Investment Manager pursuant to a Voluntary Waiver (a “Waived Amount”) shall be repaid to the Investment Manager by the respective Fund; provided, that a Fund shall not repay any such Waived Amount to the Investment Manager if such payment shall cause the relevant Class’ total operating expenses (on an annualized basis) to exceed the Expense Cap applicable to such Class, at the time the relevant Waived Amount was waived or reimbursed by the Investment Manager; provided further, that no Waived Amount shall be repaid to the Investment Manager more than two years after the end of the fiscal year during which such Waived Amount was waived or reimbursed.

2.       This Agreement may not be assigned by the Company or the Investment Manager without the consent of the other party.

3.       This Agreement may be executed in counterparts, each of which shall be an original but all of which, taken together, shall constitute one and the same agreement.

4.       This Agreement may be amended by the parties hereto only if such amendment is specifically approved by the Board of Directors of the Company (the “Board”), including a majority of the Directors who are not “interested persons” of the Company within the meaning of the 1940 Act and who have no direct or indirect interest in this Agreement, and such amendment is set forth in a written instrument signed by each of the parties hereto.

5. This Agreement may not be terminated except by a written instrument signed by each of the parties hereto; provided, however, that this Agreement shall automatically terminate at such time that there are no Waived Amounts that may be repaid to the Investment Manager pursuant to Section 1 above.

6.       This Agreement contains the entire agreement between the parties hereto and supersedes all prior agreements, understandings and arrangements with respect to the subject matter hereof. This Agreement shall be construed in accordance with applicable federal law and the laws of the State of New York. Anything herein to the contrary notwithstanding, this Agreement shall not be construed to require, or to impose any duty upon, either of the parties to do anything in violation of applicable laws or regulations.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the day and year first written above.

TD ASSET MANAGEMENT USA FUNDS INC.

By: /s/ Michele Teichner

Name: Michele Teichner

Title: Vice President & Assistant Secretary

TDAM USA INC.

By: /s/ Michael Thorfinnson

Name: Michael Thorfinnson

Title: President & Chief Executive Officer